SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                         Pallet Management Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   696435 30 4
                                 (CUSIP Number)

                                 David Davidson
                                D.L. Cromwell LLC
                             1200 N. Federal Highway
                            Boca Raton, Florida 33432
                                 (561) 367-0009
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2001
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.696435 30 4                       13D                Page 2 of 7 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        D.L. Cromwell LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    321,229
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    321,229
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,229 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 696435 30 4                       13D                Page 3 of 7 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lawrence and Connie Loscalzo
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    300,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    300,500
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,500 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IND
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 696435 30 4                       13D                Page 4 of 7 Pages
________________________________________________________________________________

Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $.01, of Pallet Management Systems, Inc., a Florida corporation ( the "Issuer") having its principal business and the address of its principal office at 2855 University Drive, Coral Springs, Florida 33065


Item 2.  Identity and Background.

This statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") on behalf of on behalf of D.L. Cromwell LLC, Florida limited liability company ("Cromwell"), David Davidson ("Davidson") Lloyd Beirne ("Beirne"), Lawrence Loscalzo and Connie Loscalzo (collectively, "Loscalzo"). Davidson and Beirne may be deemed to control Cromwell. Cromwell, Davidson, Beirne and Loscalzo are collectively referred to as the "Reporting Persons."

The address of Cromwell, Davidson and Beirne is 1200 N. Federal Highway, Boca Raton, Florida 33432. The address of Loscalzo is 1 Bouton Point, Lloyd Harbor, New York 11743. Cromwell is the holding company for D.L. Cromwell Investments, Inc., a registered broker-dealer engaged in the securities business. Davidson and Beirne are the managing members of Cromwell and are the executive officers of D.L. Cromwell Investments, Inc. Lawrence and Connie Loscalzo are individuals and clients of Cromwell. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding and is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

All of the shares were purchased in the open market for cash.


Item 4.  Purpose of Transaction.

Cromwell originally acquired shares of the Issuer for investment purposes only, primarily in 1998. On September 26, 2001, Cromwell purchased 182,050 shares from its broker-dealer subsidiary's trading account. The Loscalzos purchased their shares in 1998, 1999 and 2000. The Reporting Persons have been monitoring the Issuer's operating results and have determined that the Issuer

CUSIP No. 696435 30 4                   13D                    Page 5 of 7 Pages
________________________________________________________________________________

has under performed and that management and the board of directors has not acted to enhance shareholder value. Accordingly, on September 28, 2001, the Reporting Persons delivered to the Issuer a demand to hold a special meeting of shareholders to remove four of the five existing directors and to elect four new directors. As of the date hereof, the Reporting Persons have not nominated new directors. The Reporting Persons intend to nominate candidates prior to the filing and distribution of proxy materials.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such further actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, or presenting additional proposals for consideration at an annual or special meeting of the Issuer's shareholders. The Reporting Persons may also sell some or all of their shares of Common Stock through privately negotiated transactions, and may change their intentions with respect to any and all matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

CUSIP No. 696435 30 4                       13D               Page 6 of 7 Pages
________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

Cromwell was the beneficial owner of 321,229 shares of Common Stock of the Issuer as of September 27, 2001, which represent 7.9% of the Issuer's Common Stock. Loscalzo was the beneficial owner of 300,500 shares of Common Stock of the Issuer as of September 26, 2001, which represent 7.4% of the Issuer's Common Stock. On September 26, 2001, Cromwell purchased 182,050 shares from its broker-dealer subsidiary. Such shares were held in the broker-dealer's trading account.

The following lists all purchases within the last 60 days by Cromwell:

Date                 Number of Shares     Price
----                 ----------------     -----

August 1, 2001            50,000          $1.08
August 31, 2001           60,000            .99
September 26, 2001        30,000            .70
September 26, 2001        27,560            .75
September 26, 2001       121,990            .65
September 26, 2001         2,500            .90

Each of Cromwell, Davidson and Beirne has the sole power to vote, or to direct the vote of, the shares of common stock held by Cromwell. Each such person has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially. Such persons disclaim beneficial ownership of any other shares of the Issuer's common stock held by Loscalzo. Loscalzo has the sole power to vote, or to direct the vote of, the shares of common stock held by him. Loscalzo has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially. Loscalzo disclaims beneficial ownership of any other shares of the Issuer's common stock held by Cromwell.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1 Joint Filing Agreement, dated September 26, 2001, by and among the Reporting Persons

CUSIP No. 696435 30 4                   13D                    Page 7 of 7 Pages
________________________________________________________________________________

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 October 2, 2001
                                        ----------------------------------------
                                                      (Date)

                                        D.L. CROWMELL LLC

                                        By: /s/ David Davidson
                                           -------------------------------------
                                                     (Signature)


                                        David Davidson/Managing Member
                                        ----------------------------------------
                                                    (Name/Title)


                                        /s/ Lawrence Loscalzo
                                        ----------------------------------------
                                        Lawrence Loscalzo


                                        /s/ Connie Loscalzo
                                        ----------------------------------------
                                        Connie Loscalzo


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).